Exhibit 99.2

Dear Questar employees,
Today is a historic day for Questar. We are announcing a merger with Dominion Resources - one of the country’s largest electric and natural gas companies. With the confidentiality of these types of ventures, the announcement may come as a surprise to many of you.
I also know there will be a lot of questions. That’s why we’ll be providing a lot of information over the next few days, weeks and months starting with today:

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Early today, two press releases were issued (see attached): one is a joint release between Questar and Dominion for the financial community; the other release is for our local news media. These two releases will help provide some detail.

•	At 8 a.m. we will be holding company-wide meetings for employees.

•	Today and Tuesday, I will be traveling the system to provide more information.

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Wednesday, Dominion’s chairman, president and CEO, Tom Farrell, along with others, will join me for another round of company-wide information meetings to ensure clear communication about combining our companies.

As a result of my involvement in the natural gas and energy industry, I can say that Dominion Resources is the best company, from a standpoint of consistent strategies, cultures, values, employee and safety focus, that we could have combined with. They recognize our true value, and it speaks highly of the hard work and dedication of the employees who make us successful.
I will continue in my current position with Questar Corporation through the closing of the transaction to ensure a smooth and successful process. I look forward to meeting with you over the next few days. We have a great future ahead.